SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2018
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 29, 2018	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	Annual Information Form for the year ended December 31, 2017
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon
99.3	Management’s Discussion and Analysis of Financial Condition and Result of Operations for the years ended December 31, 2017, 2016 and 2015
99.4	Consent of Grant Thornton LLP

Exhibits 99.1, 99.2 and 99.3 are incorporated by reference into to the Registration Statement on Form F-10 (File No. 333-211325) of Neovasc Inc. and the Registration Statement on Form S-8 (File No. 333-196986) of Neovasc Inc. (together, the "Registration Statements"), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.4 is hereby incorporated by reference as an exhibit to the Registration Statements.